Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Resolute Energy Corporation:

We consent to the incorporation by reference in the registration statements on Form S‑8 (Nos. 333‑162209, 333‑162210, 333‑176147, 333‑213064) and on Form S‑3 (No. 333‑214480) of Resolute Energy Corporation of our reports dated May 9, 2017, with respect to the Statement of Revenue and Direct Operating Expenses of Resolute Energy Corporation’s acquisition of certain PetroCap Properties for the year ended December 31, 2016, and the Statement of Revenue and Direct Operating Expenses of Resolute Energy Corporation’s acquisition of certain CPX Properties for the year ended December 31, 2016, which reports are incorporated by reference in the Form 8-K filed on May 15, 2017 of Resolute Energy Corporation.

/s/ KPMG LLP

Denver, Colorado
May 15, 2017